Devago, Inc.

Calle Dr. Heriberto Nunez #11A

Edificio Apt. 104

Dominican Republic

February 10, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:          Devago, Inc.

Registration Statement on Form S-1

Filed December 30, 2014

File No. 333-201319

Dear Matthew Crispino:

I write on behalf of Devago, Inc., (the “Company”) in response to Staff’s letter of January 26, 2015, by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed December 30, 2014 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement Cover Page

1.             You have been assigned a primary standard industrial classification code number of 7371. Additionally, ensure you provide your IRS employer identification number. Please revise or advise.

In response to this comment, the Company included its assigned Primary Standard Industrial Classification Code on the Amended Registration Statement cover page.  The Company is still in the process of acquiring its Employer Identification Number with the IRS and was told that it would be forthcoming within a week. The Company will update its future filings when acquired.

Outside Front Cover Page of the Prospectus

2.             Please ensure you limit the outside front cover page of the prospectus to a single page. See Item 501(b) of Regulation S-K.

In response to this comment, the Company revised the outside front cover page of the prospectus to a single page as required by Item 501(b) of Regulation S-K.

3.             Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received.

In response to this comment, the Company revised the outside front cover page of the prospectus to remove the proceeds table as requested.

Prospectus Summary

Our Business , page 6

4.             Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise the first paragraph following this heading to clarify whether you have any fully-developed, revenue-generating mobile applications. To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development. Include a more detailed discussion in your business section and management’s discussion and analysis, as applicable.

In response to this comment, the Company revised its disclosures throughout to clarify that it has no fully-developed, revenue-generating applications.  The Company also included a status of its development efforts, expected pitfalls and costs associated with the Hotchek application.

Risk Factors, Page 8

5.             Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have fewer than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended pursuant to Section 15(d) of the Exchange Act.

In response to this comment, the Company included a risk factor addressing Section 15(d) reporting requirements and how they differ from fully reporting companies as requested.

6.             Certain risk factors appear to detract from the presentation of risks presented by current business conditions. The risk factors should generally be tailored to the development stage of your current activities. For example, on page 10, it appears premature to discuss the risks associated with the failure of online mobile application retailers to fulfill their payment obligations to you when you have not yet completed development of your first application. Similarly it appears premature to discuss risks associated with your future growth. Revise as appropriate.

In response to this comment, the Company omitted disclosures in its risk factors that detract from the presentation of risks associated with the Company’s current business conditions.

Risks Related to Our Financial Condition and Our Business

Our investors may lose their entire investment…, page 8

7.             Please revise this risk factor to discuss the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis. Please include a corresponding discussion in the liquidity and capital resources section of your management’s discussion and analysis.

In response to this comment, the Company expanded the disclosure in this risk factor and MD&A to address our limited operating history, the difficulties in estimating capital needs on a monthly, quarterly or annual basis, our current capital resources and the duration those resources will last, along with risk the Company faces if it is unable to raise $26,250 needed to carry it through for the next twelve months.

Failure by us to maintain the proprietary nature of our technology…, page 11

8.             Please ensure your statement here that you principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect your proprietary rights is consistent with your statement on page 30 that you currently have no patents or trademarks and do not intend to seek protection for your brand name or mobile applications at this time.

In response to this comment, the Company reconciled its risk factor with the current status of its intellectual property protective measures.

If we fail to comply with the new rules under the Sarbanes-Oxley Act…,” page 12

9.             Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal control over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company. Revise further to clarify that these conditions present a risk that material weaknesses in your accounting controls may not be discovered and that such weaknesses may lead to misstatements in your financial records and statements.

In response to this comment, the Company revised the risk factor to clarify its status as a smaller reporting company and emerging growth company, and how the regulations apply to such companies.  The Company further included how a lack of an evaluation over internal controls and an auditor attestation safeguard may result in undiscovered material weaknesses and misstatements in financial reporting.

Risks Related to Our Securities and This Offering

In the event that we are unable to sell sufficient shares of common stock…, page 17

10.          The first sentence of this risk factor appears to imply that this offering will generate net proceeds of $85,000. As this is a best-efforts offering with no minimum, and there is no assurance that you will be able to raise the maximum, or any, proceeds in this offering, please revise.

In response to this comment, the Company revised its disclosure in this risk factor to include the cautionary language to avoid the implication that its offering will generate net proceeds of $85,000.

Use of Proceeds, page 18

11.          Please revise the Use of Proceeds table to show net proceeds as the gross proceeds minus the offering expenses. Consider including a separate row in the table that shows the current funds available to you to cover offering expenses. Refer to Instruction 3 to Item 504 of Regulation S-K. In this regard, we note the statement in footnote 2 that you currently have $20,000 available to cover offering expenses.

In response to this comment, the Company included a separate row in the Use of Proceeds table that shows the current funds available to the Company to cover offering expenses.

Plan of Distribution, page 20

12.          Please advise us of the significance of your statement here that “[t]here is no arrangement to address the possible effect of the offering on the price of the stock.”

In response to this comment, the Company removed this sentence from the Amended Registration Statement.

Directors, Executive Officers, Promoters and Control Persons

Involvement in Certain Legal Proceedings, page 22

13.          Please remove the knowledge qualifier and revise the text under this heading to conform to Item 401(f) of Regulation S-K.

In response to this comment, the Company removed the qualifier and revised the text to conform to Item 401(f) of Regulation S-K.

Description of Business

Market Trends and Opportunity, page 27

14.          With respect to every third-party statement in your prospectus, such as the information provided by Flurry and eMarketer, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

In response to this comment, the Company has attached to this letter copies of the reports the Company cites to in its prospectus. The relevant portions are underlying for ease of reference.

Customers, page 30

15.          Please revise to clarify whether you currently have any customers. If you do not currently have any customers, please state this.

In response to this comment, the Company included a sentence under the heading “Customers” to clarify that it has no current customers.

Plan of Operation, page 31

16.          In regard to your website development and sales and marketing initiatives, please disclose your time frame for completion of these activities.

In response to this comment, the Company included the expected timeframes for completing its website development and sales and marketing initiatives.

Available Information, page 38

17.          Please eliminate the phrase “qualified in their entirety” as the statements made in the prospectus should be materially complete without reference to the underlying instruments.

In response to this comment, the Company eliminated the phrase “qualified in their entirety” and other portions of this disclosure that suggest that the prospectus is materially incomplete.

Part II: Information Not Required in Prospectus

Item 16. Exhibits, page 40

18.          Exhibit 3.1 was filed in an improper format. Please refile it in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014).

In response to this comment, the Company refiled Exhibit 3.1 in text-searchable format.

In addition, enclosed herewith please find industry reports and an acknowledgement letter from the Company.

Sincerely,

/s/ Jose Armando Acosta Crespo

Jose Armando Acosta Crespo

Enclosures:

Industry Reports

Acknowledgment by the Company